Mail Stop 3561

November 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Takanobu Ito, President
Honda Motor Co., Ltd.
No. 1-1 Minami-Aoyama 2-chome
Minato-ku Tokyo, Japan 107-8556

> **Re:** **Honda Motor Co., Ltd**
> **Form 20-F for the fiscal year ended March 31, 2009**
> **Filed June 30, 2009**
> **File No. 001-07628**

Dear Mr. Ito:

We have reviewed your response letter dated October 6, 2009 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the fiscal year ended March 31, 2009

Item 5. Operating and Financial Review and Prospects, page 27
Fiscal Year 2009 Compared with Fiscal Year 2008, page 28
Financial Services Business, page 36

1.   We note from your response to prior comment 3 that as a result of your United
        States operations ceasing to purchase residual value insurance, your leases no
        longer qualify for classification as direct financing leases. Please note that under
        paragraph 8a of SFAS 13, a lessor shall not be precluded from classifying a lease
        as a direct financing lease simply because the receivable is subject to an estimate
        of uncollectibility based on experience with groups of similar receivables.
        Therefore, although the insurance previously purchased provided more stability
        with regard to collectability, not having the insurance does not automatically
        terminate accounting for the leases as direct financing leases. Please provide us
        with further analysis under paragraphs 6.b.ii and 7 and 8 of SFAS 13 as to why
        such leases no longer qualify for direct financing lease accounting. Your
        response should include a detailed analysis which supports your conclusions. We
        may have further comment upon receipt of your response.

                                        ****

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters.
Please contact me at 202-551-3813 with any other questions

                                                Sincerely,

                                                Linda Cvrkel
                                                Branch Chief